RealCadre LLC

Statement of Financial Condition

As of December 31, 2020

and report of Independent Registered Public Accounting Firm

This report is filed in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document

-

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RealCadre LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 Lafayette Street
(No. and Street)

New York	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vanessa Geronimo 631-875-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Doc ID: 6610f9a77a69ddb3bf0e78731a5d2fd431496859

OATH OR AFFIRMATION

I, Ryan Williams   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
RealCadre LLC   , as

of December 31   , 20 20   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ryan A. W

Signature

CEO

Title

_____
Notary Public

Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, RealCadre LLC is making this filing without a notarization.

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RealCadre LLC

Table of Contents

Financial Statement



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of RealCadre LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RealCadre LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provide a reasonable basis for our opinion.

Deloitte & Touche LLP

New York, NY
April 13, 2021

We have served as the Company's auditor since 2020.

RealCadre LLC
Statement of Financial Condition
December 31, 2020

ASSETS		
Cash and cash equivalents	$	1,941,553
Due from affiliates		209,053
Prepaid expenses and other assets		22,884
TOTAL ASSETS	$	2,173,490
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Payable to parent	$	13,323
Accounts payable		44,130
Accrued expenses		130,934
TOTAL LIABILITIES		188,387
Commitments and Contingencies (note 5)		
MEMBER'S EQUITY		1,985,103
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,173,490

See Accompanying Notes to the Financial Statements

RealCadre LLC
Notes to the Statement of Financial Condition
As of December 31, 2020

1. Organization and Nature of Business

RealCadre Company, Inc. ("RCI"), formerly Westminster JJR, Inc., was formed on June 11, 2014 and commenced operations on June 16, 2014. On May 5, 2015, RCI merged with and into RealCadre Mergerco LLC ("RML"), a Delaware limited liability company. RML changed its name to RealCadre LLC (the "Company") effective June 15, 2015. The Company is wholly-owned by Quadro Partners, Inc. ("Parent"), a Delaware corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission and effective January 7, 2015, became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers private placements.

As of August 27, 2018, the Company was approved by FINRA to become a carrying firm and hold customer funds to facilitate the closing of primary and secondary transactions in private securities. The Company may act as an intermediary accepting deposit, using the functioning Alternative Trading System ("ATS") and act in place of an escrow and paying agent.

On July 14, 2020, the Company amended its continuing membership application to change its status from a carrying firm to non-carrying firm and its reliance on (k)(2) (i) exemption under the 17 C.F.R. §240.15c3-3 Rule and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74")".

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statement has been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP"). The Company's financial statement has been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. The Company had an accumulated deficit as of December 31, 2020. Because of these conditions and events, the Company remains reliant upon funding from its parent, Quadro Partners, Inc., which has guaranteed its commitment to the Company to provide the necessary level of financial support for at least twelve months from April 13, 2021, to enable the Company to pay its obligations as they become due and ensure the Company has sufficient liquidity to continue as a going concern

b) Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial. Actual results could differ from those estimates.

c) Cash and cash equivalents

The Company considers its investments in short-term money market accounts in the amount of $829,284 to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short term nature of

these instruments. The Company maintains cash balances which, at times may exceed federally insured limits. In the event of a financial institution's insolvency, the recovery of losses may be limited. The Company attempts to mitigate the risk of loss by depositing funds with large financial institutions.

d) Income Taxes

RealCadre LLC is a wholly owned, disregarded entity of Quadro Partners, Inc., a corporation. The Company has not elected to be treated as a corporation for tax purposes. Because the potential provision is not expected to have a material impact on the reported financials, and because RealCadre LLC has no commitments to fund the tax liability at the Parent level (or receive any tax benefit from parent), and no tax sharing agreement with Parent is in place, management is making a policy decision to not record an income tax provision on the financials for the period ended December 31, 2020.

e) Fair Value of Financial Instruments

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and, establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset of liability or, in the absence of principal market, the most advantageous market. Management utilizes the market approach, as specified by generally accepted accounting principles, to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data. There were no Level 3 assets or liabilities reported in the Statement of Financial Condition as of December 31, 2020.

At December 31, 2020, certain financial assets and liabilities that are not carried at fair value in the statement of financial condition, are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include cash, cash equivalents, and cash segregated pursuant to federal regulations, which are classified as level 1 within the fair value hierarchy, while payable to parent, accounts payable and accrued expenses are classified as level 2 in the fair value hierarchy.

RealCadre LLC
Notes to the Statement of Financial Condition
As of December 31, 2020

f) Recent accounting pronouncements adopted

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Accounting for Financial Instruments – Credit Losses* (Topic 326) ("ASU 2016-13"), which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Currently, U.S. GAAP requires an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under ASU 2016-13, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. This guidance was effective for the Company on January 1, 2020 using a modified retrospective transition method and did not have a material impact on the statement of financial condition.

3. Cash

As of December 31, 2020 the Company had accounts with two banking institutions: the cash held at the first institution totaling $891,324, of which $641,324 was in excess of the federally insured amount, and the cash held at the second institution totaling $1,050,229, of which $800,229 was in excess of the federally insured amount

4. Related Party Transactions

(a) Transactions with Affiliates

The Company and its Parent have an expense sharing agreement which covers administrative, facility, salary, stock-based compensation and other back office services. The Company is charged for these services based upon a percentage allocation of employees' time spent and/or usage at the Company relative to Quadro Partners and other subsidiaries. At December 31, 2020, the Company owed $13,323 to the Parent for payments the Parent made on behalf of the Company relating to the expense sharing agreement.

The Company incurs expenses related to introductions, referrals or placement agreements or services with respect to an investment (or a commitment to investment) brokered or offered by the Company and/or advised or managed by CCV LLC (or its relying affiliates). Pursuant to an expense sharing agreement between the Company and CCV LLC ("Affiliate"), a percentage of the incurred expenses is allocated to the Affiliate. The allocation to Affiliate is pro rata to the fees that are reasonably expected to be collected by the Company and CCV LLC (or its relying affiliates) with respect to the investment made or committed to.`

At December 31, 2020, CCV LLC owed $209,053 to the Company reported as Due from affiliates in the Statement of Financial Condition.

Due to the above related party transactions, the financial condition of the Company may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

5. Commitments and Contingencies

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

6. Risks and Uncertainties

During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("COVID") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), referenced by Schedule I in these financials, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2020, the Company had net capital of $1,753,166, which was $1,503,166 in excess of its required net capital of $250,000 and the Company's aggregate indebtedness to net capital percentage was 10.75%.

8. Subsequent Events

The company evaluated events and transactions that occurred subsequent to December 31, 2020 through the date the financial statement was available to be issued. There were no events or transactions during the period that would require recognition or disclosure.